UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934

Date of Report (date of earliest event reported): December 6, 2023

SHARPLINK GAMING LTD.

(formerly Mer Telemanagement Solutions Ltd.)

(Exact name of registrant as specified in charter)

Israel	7999	98-1657258
(State of Incorporation)	(Primary Standard Industrial Classification Code Number.)	(IRS Employer Identification No.)

333 Washington Avenue North, Suite 104

Minneapolis, Minnesota 55402

(Address of Principal Executive Offices) (Zip Code)

612-293-0619

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, is Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	SBET	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

SharpLink Gaming Ltd. (the “Company” or “SharpLink Israel”) reconvened an adjourned Extraordinary General Meeting of Shareholders (the “Meeting”) on December 6, 2023. At the Meeting, the Company’s shareholders voted on the following matters:

1. Approval of Redomestication and Domestication Merger

The Company’s shareholders have approved the redomestication of SharpLink Israel from Israel to the State of Delaware by SharpLink Merger Sub Ltd. (“Domestication Merger Sub”) merging with and into SharpLink Israel pursuant to the Domestication Merger Agreement among SharpLink Israel, Domestication Merger Sub and SharpLink Gaming, Inc. (“SharpLink US”), dated June 14, 2023 and amended July 24, 2023, with SharpLink Israel surviving the merger and becoming a wholly owned subsidiary of SharpLink US; and approved certain matters thereto, including the approval of the Amended and Restated Certificate of Incorporation of SharpLink US.

FOR	AGAINST	ABSTAIN
803,410	4,255	511

2. Approval of the SharpLink Gaming, Inc. 2023 Incentive Plan

The Company’s shareholders have approved the proposal to approve the SharpLink Gaming, Inc. 2023 Plan and to authorize for issuance up to 410,000 shares of SharpLink US’s Common Stock thereunder.

FOR	AGAINST	ABSTAIN
752,460	53,546	2,170

3. Adjournment of the Meeting

The Company’s shareholders have approved the proposal to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of Proposals No. 1 and 2 listed above.

FOR	AGAINST	ABSTAIN
780,188	27,430	558

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHARPLINK GAMING LTD.

	By:	/s/ Rob Phythian
	Name:	Rob Phythian
	Title:	Chief Executive Officer
Dated: December 6, 2023